CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Knock-Out Notes due 2020	$1,350,000	$168.08

August 2018

Pricing Supplement No. 907

Registration Statement Nos. 333-221595; 333-221595-01

Dated August 22, 2018

Filed pursuant to Rule 424(b)(2)

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. Equities

Inverse Knock-Out Notes due August 26, 2020

Based on the Value of the S&P 500® Index

Fully and Unconditionally Guaranteed by Morgan Stanley

The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and will have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented and modified by this document. At maturity, if the arithmetic average of the index closing values of the underlying index on each of the five averaging dates (the “final index value”) is greater than or equal to the initial index value, we will pay per note a payment at maturity of $1,020. If the final index value is less than the initial index value and greater than or equal to the knock-out level, which is 72.50% of the initial index value, meaning that the index has declined but by no more than 27.50%, we will pay per note the stated principal amount plus a positive return equal to the absolute value of the percentage decline, which will effectively be limited to a positive return of 27.50%. However, if the final index value is less than the knock-out level, we will pay per note only the stated principal amount of $1,000, without any positive return on the notes. The notes are for investors who are concerned about principal risk but seek an equity index-based return, determined as set forth herein, and who are willing to forgo current income in exchange for the repayment of principal at maturity plus a return of 2% if the final index value is greater than or equal to the initial index value or the possibility of receiving a return based on a limited range of depreciation of the underlying index. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

FINAL Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$1,350,000
Pricing date:	August 22, 2018
Original issue date:	August 27, 2018 (3 business days after the pricing date)
Maturity date:	August 26, 2020
Interest:	None
Underlying index:	S&P 500® Index
Payment at maturity:

The payment due at maturity per $1,000 stated principal amount will equal:

•   If the final index value is greater than or equal to the initial index value:

$1,020

•   If the final index value is less than the initial index value and greater than or equal to the knock-out level:

$1,000 + ($1,000 x bearish index return)

In this scenario, you will receive a 1% positive return on the notes for each 1% negative return on the underlying index. In no event will this amount exceed the stated principal amount plus $275.

•   If the final index value is less than the knock-out level:

$1,000

Initial index value:	2,861.82, which is the index closing value on the pricing date
Final index value:	The arithmetic average of the index closing values on each of the five averaging dates
Knock-out level:	2,074.820, which is approximately 72.50% of the initial index value
Bearish index return:	(initial index value – final index value) initial index value
Averaging dates:	August 17, 2020, August 18, 2020, August 19, 2020, August 20, 2020 and August 21, 2020, subject to postponement for non-index business days and certain market disruption events
CUSIP:	61768DCV5
ISIN:	US61768DCV55
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Estimated value on the pricing date:	$978.40 per note. See “Investment Summary” beginning on page 2.
Commissions and issue price:	Price to public(1)	Agent’s commissions and fees(2)	Proceeds to us(3)
Per note	$1,000	$15	$985
Total	$1,350,000	$20,250	$1,329,750
(1)	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forgo fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $15 per $1,000 stated principal amount of notes.

(2)	Please see “Supplemental information regarding plan of distribution; conflicts of interest” in these preliminary terms for information about fees and commissions.

(3)	See “Use of proceeds and hedging” on page 11.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information About the Notes” at the end of this document.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Product Supplement for Equity-Linked Notes dated November 16, 2017	Index Supplement dated November 16, 2017

Prospectus dated November 16, 2017

MORGAN STANLEY

Morgan Stanley Finance LLC

Inverse Knock-Out Notes due August 26, 2020

Based on the Value of the S&P 500® Index

Investment Summary

Inverse Knock-Out Notes

The Inverse Knock-Out Notes due August 26, 2020 Based on the Value of the S&P 500® Index (the “notes”) offer a positive return for a limited range of depreciation of the underlying index. The notes provide investors:

▪	an opportunity to gain 1-to-1 upside exposure for a limited range of depreciation of the S&P 500® Index

▪	the repayment of principal, subject to our creditworthiness, plus a positive return of 2% at maturity if the final index value is greater than or equal to the initial index value

At maturity, if the final index value is greater than or equal to the initial index value, you will receive only $1,020 per note. If the final index value is less than the knock-out level, you will receive only the stated principal amount of $1,000 per note, without any positive return on your investment. All payments on the notes, including the repayment of principal at maturity, are subject to our credit risk.

Maturity:	Approximately 2 years
Knock-out level:	72.50% of the initial index value
Interest:	None

The original issue price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date is less than $1,000. We estimate that the value of each note on the pricing date is $978.40.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the underlying index. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying index, instruments based on the underlying index, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the knock-out level, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

August 2018	Page 2

Morgan Stanley Finance LLC

Inverse Knock-Out Notes due August 26, 2020

Based on the Value of the S&P 500® Index

Key Investment Rationale

Inverse Knock-Out Notes offer investors potential upside exposure to a limited range of depreciation of the underlying index and provide for a positive return of 2% at maturity if the final index value is greater than or equal to the initial index value. They are for investors who are concerned about principal risk but seek an equity index-based return, determined as set forth herein, and who are willing to forgo current income in exchange for the repayment of principal at maturity plus a return of 2% if the final index value is greater than or equal to the initial index value, or the possibility of receiving a return based on a limited range of depreciation of the underlying index.

Inverse (Bearish) Return Feature	The notes offer investors 1-to-1 upside exposure to a limited range of depreciation of the underlying index, as measured on the five averaging dates, if the final index value is less than the initial index value and greater than or equal to the knock-out level.
Inverse (Bearish) Return Scenario	The final index value is less than the initial index value and greater than or equal to the knock-out level, and, at maturity, the notes pay a 1% positive return for each 1% negative return on the underlying index. The maximum return you may receive in this scenario is a positive 27.50% return at maturity.
2% Return Scenario	The final index value is greater than or equal to the initial index value, and, at maturity, the notes pay $1,020 per stated principal amount.
Par Scenario	The final index value is less than the knock-out level, and, at maturity, the notes pay only $1,000 per stated principal amount, without any positive return on the investment.

August 2018	Page 3

Morgan Stanley Finance LLC

Inverse Knock-Out Notes due August 26, 2020

Based on the Value of the S&P 500® Index

Hypothetical Payout on the Notes

At maturity, if the arithmetic average of the index closing values of the underlying index on each of the five averaging dates (the “final index value”) is greater than or equal to the initial index value, we will pay per note a payment at maturity of $1,020.iIf the final index value is less than the initial index value and greater than or equal to the knock-out level, which is 72.50% of the initial index value, meaning that the index has declined but by no more than 27.50%, we will pay per note the stated principal amount plus a positive return equal to the absolute value of the percentage decline, which will effectively be limited to a positive return of 27.50%. However, if the final index value is less than the knock-out level, we will pay per note only the $1,000 stated principal amount.

The table below illustrates the payment at maturity for each note for a hypothetical range of performance of the underlying index and does not cover the complete range of possible payouts at maturity. The table assumes a hypothetical initial index value of 2,700. The actual initial index value is set forth on the cover page of this document.

Final index value	Percentage change from initial index value to final index value	Bearish index return	Payment at maturity	Return on $1,000 note
4,590.00	70.00%	N/A	$1,020	2.00%
4,320.00	60.00%	N/A	$1,020	2.00%
4,050.00	50.00%	N/A	$1,020	2.00%
3,780.00	40.00%	N/A	$1,020	2.00%
3,510.00	30.00%	N/A	$1,020	2.00%
3,240.00	20.00%	N/A	$1,020	2.00%
2,970.00	10.00%	N/A	$1,020	2.00%
2,700.00	0.00%	N/A	$1,020	2.00%
2,673.00	-1.00%	1.00%	$1,010	1.00%
2,565.00	-5.00%	5.00%	$1,050	5.00%
2,430.00	-10.00%	10.00%	$1,100	10.00%
2,160.00	-20.00%	20.00%	$1,200	20.00%
1,957.50	-27.50%	27.50%	$1,275	27.50%
1,971.00	-27.00%	N/A	$1,000	0.00%
1,890.00	-30.00%	N/A	$1,000	0.00%
1,620.00	-40.00%	N/A	$1,000	0.00%
1,350.00	-50.00%	N/A	$1,000	0.00%
1,080.00	-60.00%	N/A	$1,000	0.00%
810.00	-70.00%	N/A	$1,000	0.00%
540.00	-80.00%	N/A	$1,000	0.00%
270.00	-90.00%	N/A	$1,000	0.00%
0.00	-100.00%	N/A	$1,000	0.00%

August 2018	Page 4

Morgan Stanley Finance LLC

Inverse Knock-Out Notes due August 26, 2020

Based on the Value of the S&P 500® Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement, index supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

▪	The notes do not pay interest and may not pay more than the stated principal amount at maturity. If the final index value is less than the initial index value and greater than or equal to the knock-out level, you will receive a return reflecting the depreciation from the initial index value to the final index value. If the final index value is greater than or equal to the initial index value, you will receive a payment at maturity of only $1,020 for each note you hold at maturity. If the final index value is less than the knock-out level, you will receive only the stated principal amount of $1,000 for each note you hold at maturity, without any positive return on your investment. As the notes do not pay any interest, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of ours of comparable maturity. The notes are for investors who are concerned about principal risk but seek an equity index-based return, determined as set forth herein, and who are willing to forgo current income in exchange for the repayment of principal at maturity plus a return of 2% if the final index value is greater than or equal to the initial index value, or the possibility of receiving a return based on a limited range of depreciation of the underlying index.

▪	The notes provide inverse (bearish) exposure to the performance of the underlying index. Because the notes provide inverse (bearish) exposure to the performance of the underlying index, your return on the notes will not benefit from any appreciation of the underlying index over the term of the notes.

▪	Your maximum gain on the notes is limited by the knock-out level. If the final index value is less than the initial index value and greater than or equal to the knock-out level of 72.50% of the initial index value, you will receive at maturity $1,000 plus an additional return reflecting the bearish index return. However, if the final index value is greater than or equal to the initial index value, you will not benefit from the bearish index return and you will instead receive a payment at maturity of only $1,020 per note. Furthermore, if the final index value is less than the knock-out level, you will not benefit from the bearish index return and you will instead receive a payment at maturity of only the stated principal amount of $1,000 per note, without any positive return on your investment. Accordingly, the maximum gain on the notes is limited by the knock-out level, and the maximum payment at maturity is $1,275 per $1,000 principal amount of notes, which would be payable only if the final index value represents a decline of exactly 27.5% from the initial index value.

▪	The market price of the notes will be influenced by many unpredictable factors. Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying index at any time and, in particular, on the averaging dates, the volatility (frequency and magnitude of changes in value) of the underlying index, dividend rate on the stocks underlying the index, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying index or equities markets generally and which may affect the final index value of the underlying index and any actual or anticipated changes in our credit ratings or credit spreads. The value of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See “S&P 500® Index Overview” below. You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

▪	The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on our ability to pay all amounts due on the notes at maturity and therefore you are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

▪	As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

August 2018	Page 5

Morgan Stanley Finance LLC

Inverse Knock-Out Notes due August 26, 2020

Based on the Value of the S&P 500® Index

▪	The amount payable on the notes is not linked to the value of the underlying index at any time other than the averaging dates. The final index value will be the arithmetic average of the index closing values of the underlying index on each of the five averaging dates, subject to postponement for non-index business days and certain market disruption events. Even if the value of the underlying index depreciates prior to the averaging dates but then appreciates by the averaging dates, the payment at maturity may be significantly less than it would have been had the payment at maturity been linked to the value of the underlying index prior to such appreciation. Although the actual value of the underlying index on the stated maturity date or at other times during the term of the notes may be lower than the final index value, as determined on the five averaging dates, the payment at maturity will be based solely on the final index value, as determined on the five averaging dates.

▪	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

▪	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the notes will be influenced by many unpredictable factors” above.

▪	Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index. Any of these actions could adversely affect the value of the notes. The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index. MS & Co. could have an economic interest that is different than that of investors in the notes insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates. If MS & Co. determines that there is no appropriate successor index, the final index value will be an amount based on the values of the stocks underlying the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by MS & Co, as calculation agent, in accordance with the formula for calculating the index closing value last in effect prior to discontinuance of the underlying index.

▪	Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index. See “Hypothetical Payout on the Notes” above.

▪	The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 2-year term of the notes. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do

August 2018	Page 6

Morgan Stanley Finance LLC

Inverse Knock-Out Notes due August 26, 2020

Based on the Value of the S&P 500® Index

so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

▪	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes. As calculation agent, MS & Co. has determined the initial index value, will determine the final index value and will calculate the amount of cash you will receive at maturity. Moreover, certain determinations made by MS & Co., in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the event of a discontinuance of the underlying index. These potentially subjective determinations may adversely affect the payout to you at maturity. For further information regarding these types of determinations, see “Description of Equity-Linked Notes—Calculation Agent and Calculations,” “—Alternate Exchange Calculation in the Case of an Event of Default” and “—Discontinuance of Any Underlying Index; Alteration of Method of Calculation” in the accompanying product supplement for equity-linked notes. In addition, MS & Co. has determined the estimated value of the notes on the pricing date.

▪	Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes. One or more of our affiliates and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the notes (and to other instruments linked to the underlying index or its component stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the averaging dates approach. Some of our affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value, and, therefore, could have affected the value that will be used to determine the payment at maturity. Additionally, such hedging or trading activities during the term of the notes, including on the averaging dates, could affect the closing value of the underlying index on the averaging dates, and, accordingly, the amount of cash an investor will receive at maturity.

August 2018	Page 7

Morgan Stanley Finance LLC

Inverse Knock-Out Notes due August 26, 2020

Based on the Value of the S&P 500® Index

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P”), consists of stocks of 500 component companies selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943. For additional information about the S&P 500® Index, see the information set forth under “S&P 500® Index” in the accompanying index supplement.

Information as of market close on August 22, 2018:

Bloomberg Ticker Symbol:	SPX
Current Index Value:	2,861.82
52 Weeks Ago:	2,452.51
52 Week High (on 1/26/2018):	2,872.87
52 Week Low (on 8/24/2017):	2,438.97

The following graph sets forth the daily index closing values of the underlying index for each quarter in the period from January 1, 2013 through August 22, 2018. The related table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the same period. The index closing value of the underlying index on August 22, 2018 was 2,861.82. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The underlying index has at times experienced periods of high volatility. You should not take the historical values of the underlying index as an indication of its future performance, and no assurance can be given as to the index closing value of the underlying index on the averaging dates.

S&P 500® Index Daily Index Closing Values January 1, 2013 to August 22, 2018

August 2018	Page 8

Morgan Stanley Finance LLC

Inverse Knock-Out Notes due August 26, 2020

Based on the Value of the S&P 500® Index

S&P 500® Index	High	Low	Period End
2013
First Quarter	1,569.19	1,457.15	1,569.19
Second Quarter	1,669.16	1,541.61	1,606.28
Third Quarter	1,725.52	1,614.08	1,681.55
Fourth Quarter	1,848.36	1,655.45	1,848.36
2014
First Quarter	1,878.04	1,741.89	1,872.34
Second Quarter	1,962.87	1,815.69	1,960.23
Third Quarter	2,011.36	1,909.57	1,972.29
Fourth Quarter	2,090.57	1,862.49	2,058.90
2015
First Quarter	2,117.39	1,992.67	2,067.89
Second Quarter	2,130.82	2,057.64	2,063.11
Third Quarter	2,128.28	1,867.61	1,920.03
Fourth Quarter	2,109.79	1,923.82	2,043.94
2016
First Quarter	2,063.95	1,829.08	2,059.74
Second Quarter	2,119.12	2,000.54	2,098.86
Third Quarter	2,190.15	2,088.55	2,168.27
Fourth Quarter	2,271.72	2,085.18	2,238.83
2017
First Quarter	2,395.96	2,257.83	2,362.72
Second Quarter	2,453.46	2,328.95	2,423.41
Third Quarter	2,519.36	2,409.75	2,519.36
Fourth Quarter	2,690.16	2,529.12	2,673.61
2018
First Quarter	2,872.87	2,581.00	2,640.87
Second Quarter	2,786.85	2,581.88	2,718.37
Third Quarter (through August 22, 2018)	2,862.96	2,713.22	2,861.82

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC. See “S&P 500® Index” in the accompanying index supplement.

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Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Underlying index publisher:	S&P Dow Jones Indices LLC
Denominations:	$1,000 and integral multiples thereof
Interest:	None
Bull or bear notes:	Bear notes
Call right:	The notes are not callable prior to the maturity date
Postponement of maturity date:	If any scheduled averaging date is not an index business day or if a market disruption event occurs on any averaging date so that the final averaging date is postponed and falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following that final averaging date as postponed.
Equity-linked notes:	All references to “equity-linked notes” or related terms in the accompanying product supplement for equity-linked notes shall be deemed to refer to inverse knock-out notes when read in conjunction with this document.:
Minimum ticketing size:	$1,000 / 1 note
Trustee:	The Bank of New York Mellon
Calculation agent:	MS & Co.
Tax considerations:	In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the notes, even though no interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. We have determined that the “comparable yield” for the notes is a rate of 3.2245% per annum, compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a single projected amount equal to $1,066.0304 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2018	$11.0170	$11.0170
January 1, 2019 through June 30, 2019	$16.3001	$27.3171
July 1, 2019 through December 31, 2019	$16.5629	$43.8800
January 1, 2020 through June 30, 2020	$16.8300	$60.7100
July 1, 2020 through the Maturity Date	$5.3204	$66.0304

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

As discussed in the accompanying product supplement, Section 871(m) of the Internal Revenue

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Code of 1986, as amended (the “Code”), and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an Internal Revenue Service (“IRS”) notice, Section 871(m) will not apply to securities issued before January 1, 2019 that do not have a delta of one with respect to any Underlying Security. Based on our determination that the notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the notes should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Moreover, neither this document nor the accompanying product supplement addresses the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.
The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.
Use of proceeds and hedging:

The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the agent’s commissions. The costs of the notes borne by you and described beginning on page 2 above comprise the agent’s commissions and the cost of issuing, structuring and hedging the notes.

On or prior to the pricing date, we hedged our anticipated exposure in connection with the notes by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to have taken positions in stocks of the underlying index and in futures and options contracts on the underlying index and any component stocks of the underlying index listed on major securities markets. Such purchase activity could have affected the value of the underlying index on the pricing date, and, therefore, could have affected the value that will be used to determine the payment at maturity. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the notes, including on the averaging dates, by purchasing and selling the stocks constituting the underlying index, futures or options contracts on the underlying index or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the averaging dates approach. We cannot give any assurance that our hedging activities will not affect the value of the underlying index, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Benefit plan investor considerations:

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (such accounts and plans, together with other plans, accounts and arrangements subject to Section 4975 of the Code, also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit

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transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition of these notes will not constitute or result in a non-exempt are not prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan. In this regard, neither this discussion nor anything provided in this document is or is intended to be investment advice directed at any potential Plan purchaser or at Plan purchasers generally and such purchasers of these notes should consult and rely on their own counsel and advisers as to whether an investment in these notes is suitable.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Supplemental information regarding plan of distribution; conflicts of interest:

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer or one of its affiliates that will not exceed $15 per $1,000 stated principal amount of notes, but will forgo any fees for sales to certain fiduciary accounts.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Validity of the notes:	In the opinion of Davis Polk & Wardwell LLP, as special counsel to MSFL and Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by MSFL, authenticated by the trustee pursuant to the MSFL Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of MSFL and the related

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guarantee will be a valid and binding obligation of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) any provision of the MSFL Senior Debt Indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Morgan Stanley’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the MSFL Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the MSFL Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 16, 2017, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 16, 2017.
Where you can find more information:

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the product supplement for Equity-Linked Notes and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the product supplement for Equity-Linked Notes, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley or MSFL will arrange to send you the product supplement for Equity-Linked Notes, index supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Product Supplement for Equity-Linked Notes dated November 16, 2017

Index Supplement dated November 16, 2017

Prospectus dated November 16, 2017

Terms used but not defined in this document are defined in the product supplement for Equity-Linked Notes, in the index supplement or in the prospectus.

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